

J.P.Morgan

15 month Return Notes linked to the J.P. Morgan Strategic Volatility Index

North America Structured Investments

OVERVIEW

The J.P. Morgan Strategic Volatility Index (the “Index” or “Strategic Volatility Index”) is a synthetic, dynamic strategy that aims to replicate the returns from combining a long position and a contingent short position in futures contracts on the CBOE Volatility Index® (the “VIX Index”) rolled throughout each month.

The synthetic long position rolls from the second-month VIX futures contract into the third-month VIX futures contract. When activated, the synthetic short position rolls from the first-month VIX futures contract into the second-month VIX futures contract. Exposure to the synthetic short position will vary between 0% and 100%. See “ The JP Morgan Strategic Volatility Index” in the accompanying term sheet for additional information about the Index.

The notes may be appropriate for investors seeking exposure to equity volatility through synthetic long and short positions in VIX futures contracts.

You may lose some or all of your principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Summary of Terms

Issuer:	JPMorgan Chase & Co.
Principal Amount:	$1,000
Underlying:	J.P. Morgan Strategic Volatility Index
Underlying ticker:	JPUSSTVL
Payment at Maturity:	Per note, $1,000 x (1 + Index Return)
Maximum Return:	n/a
Index Return:	On any Valuation Date, (Index closing level on that Valuation Date – Initial Index Level) / Initial Index Level
Initial Index Level:	The Index closing level on the Inception Date
Repurchase Fee:	0.50%*
Inception Date:	February 25, 2013
Final Valuation Date:	May 27, 2014
Maturity Date:	May 30, 2014
CUSIP	48126DVK2

*You may request that we repurchase your notes on a daily basis in a minimum denomination equal to the Principal Amount, subject to our acceptance of your request and your compliance with the procedural requirements described in the accompanying term sheet. **While we intend to accept all requests for early repurchase of notes, we are not obligated to accept any repurchase request. We are not committed to purchasing any note at a particular time or price.**

Hypothetical Returns**

Index Return	Note Return	Payment at Maturity	Payment Upon Early Repurchase
70.0%	70.0%	$1,700.00	$1,695.00
50.0%	50.0%	$1,500.00	$1,495.00
30.0%	30.0%	$1,300.00	$1,295.00
10.0%	10.0%	$1,100.00	$1,095.00
0.0%	0.0%	$1,000.00	$995.00
-10.0%	-10.0%	$900.00	$895.00
-30.0%	-30.0%	$700.00	$695.00
-50.0%	-50.0%	$500.00	$495.00
-100.0%	-100.0%	$0.00	$0.00

Return Profile

At maturity, you will receive a cash payment of $1,000 times (1+Index Return on the Final Valuation Date). You may also request that we repurchase your notes prior to maturity, subject to a repurchase fee of $5 per $1,000 notional.* The notes provide the opportunity to obtain an uncapped return at maturity or upon early repurchase linked to the Index.

Your payment at maturity, or upon early repurchase, is subject to the credit risk of JPMorgan Chase & Co.

The level of the Index incorporates the daily deduction of (a) the index fee of 0.75% per annum and (b) a “daily rebalancing adjustment amount” that is determined by applying a rebalancing adjustment factor of between 0.20% and 0.50% per day, both to aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and the amount of the change, if any, in the level of the exposure to the synthetic short position.

The level of the Index and the value of the notes will be adversely affected if the performance of the synthetic long position and the contingent synthetic short position in the relevant VIX futures contracts is not sufficient to offset the daily deduction of the index fee and the daily rebalancing adjustment amount. The daily rebalancing adjustment factor is likely to have a substantial adverse effect on the level of the Index over time. See Selected Risk Considerations below for additional information.

**The hypothetical returns set forth above are illustrative and may not be the actual returns on the notes.

J.P.Morgan

15 month Return Notes linked to the J.P. Morgan Strategic Volatility Index



Selected Purchase Considerations

North America Structured Investments

• Uncapped appreciation potential: The notes provide the opportunity to obtain an uncapped return at maturity, or upon early repurchase, linked to the Index (which will reflect the daily deduction of the index fee and the daily rebalancing adjustment amount) subject to, in the case of an early repurchase, the deduction of the Repurchase Fee.

• Minimum denominations of $1,000 and integral multiples thereof.

• The level of the Index incorporates the daily deduction of (a) the index fee of 0.75% per annum and (b) a "daily rebalancing adjustment amount" that is determined by applying a rebalancing adjustment factor of between 0.20% and 0.50% per day, both to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and the amount of the change, if any, in the level of the exposure to the synthetic short position.

• Daily repurchases in minimum denominations equal to the principal amount, subject to a 0.50% repurchase fee. **While we intend to accept all requests for early repurchase of notes, we are not obligated to accept any repurchase request. We are not committed to purchasing any note at a particular time or price**.

• Potential for Long Term Capital Gains tax treatment if held longer than one year.

Selected Risks

• Your investment in the notes may result in a loss. The return on your initial investment will reflect the daily deduction of the index fee and the daily rebalancing adjustment amount from the level of the Index and, in the case of an early repurchase, the deduction of the Repurchase Fee. If the Index declines by 100% from its initial level at maturity, you would lose all of your principal. There are no interest payment on the notes.

• Payment on the notes is subject to our credit risk. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of our creditworthiness.

•You may receive less than your initial investment due to the index fee and daily rebalancing adjustment amount, and, in the case of early repurchase, the repurchase fee amount. The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of the Index over time.

•Our affiliate, J.P. Morgan Securities plc, is the index calculation agent and may adjust the Index in a way that affects its level

•The Index has a limited operating history. Hypothetical back-tested data related to the Index does not represent actual historical data and are subject to inherent limitations. The strategy reflected in the Index may not be successful.

• Notes that provide exposure to equity volatility, which are subject to significant fluctuations, are not suitable for all investors. You should actively manage your investment in the notes.

• When the synthetic short position is activated, your return on the Notes depends on the net performance, not the absolute performance, of the synthetic positions.

• Due to the time lag inherent in the Index, the exposure to the synthetic short position may not be adjusted quickly enough in response to a change in market conditions for the investment strategy on which the Index is based to be successful.

•Because exposure to the synthetic short position is adjusted only if the applicable conditions are satisfied for three consecutive business days, the exposure to the synthetic short position may not be adjusted during non-trending market conditions.

•The Index is an excess return index and reflects the performance of an uncollateralized investment in futures contracts.

•The Index level may not increase even when the synthetic long position or the synthetic short position, when activated, generates a positive return.

•You may lose some or all of your principal at maturity because there are no limits on losses related to the short position embedded in the Index.

• Certain built-in costs are likely to adversely affect the value of the notes prior to maturity. The original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.

•Potential Conflicts: we and our affiliates play a variety of roles in connection with the notes, including acting as a note calculation agent, index calculation agent, index sponsor, as agent for the note offering and hedging our obligations under the notes. It is possible that such hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes decline.

•Lack of Liquidity: JPMorgan Securities, LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.

• The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and any applicable underlying supplement and "Selected Risk Considerations" to the applicable term sheet for additional information.

Disclaimer

Additional information about the symbols depicted in each cube in the top right-hand corner of this fact sheet can be accessed via the hyperlink to one of our filings with the SEC: http://www.sec.gov/Archives/edgar/data/19617/000095010311004940/crt_dp27418-fwp.pdf